EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 5 to Registration Statement No. 333-173668 of our report dated April 21, 2011 (October 19, 2011 as to paragraph 4 of Note 12 and October 31, 2011 as to paragraph 5 of Note 12) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 14 and an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 815, Derivatives and Hedging, discussed in Note 1), relating to the consolidated financial statements of Bluestem Brands, Inc., appearing in the Prospectus, which is part of such Registration Statement, and the financial statement schedule appearing elsewhere in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
October 31, 2011